Press release September 30, 2010
VIRGINIA REPORTS ON ITS GOLD PROJECTS IN THE JAMES BAY REGION

Virginia Mines Inc. (« Virginia ») is pleased to report on results obtained so far from exploration work carried out in the summer of 2010 on its Poste Lemoyne Extension, Lac Pau, Nichicun and Anatacau-Wabamisk gold projects located in the James Bay region.

POSTE LEMOYNE EXTENSION

The Company carried out, in the summer of 2010, surface exploration on its Poste Lemoyne Extension property located along the Trans-Taïga road, in the James Bay region, province of Quebec. The project consists of 514 map-designated claims covering 263 square kilometres. The claims are held 100% by the Company, but the 112 claims acquired before October 2005 are subject to a 1% NSR to Globestar Mining Company. The Company may buy back half of this NSR (0.5%) for $500,000.

Work has been concentrated on the west part of the property where many new gold showings were discovered in 2009, including the EDY showing (up to 20.98 g/t Au / 2m in channel sampling), the David showing (up to 1.74 g/t Au / 5.8m in channel sampling), and the SLTV showing (18.34 g/t Au in a selected sample). Work included geological reconnaissance and prospecting, geochemical till surveys, mechanical stripping and channel sampling.

Till sampling (15-kg samples) outlined an exceptional gold anomaly to the southwest of the David grid. This anomaly has a surface area of about 800m by 250m and comprises about 30 samples anomalous in gold including a dozen samples each containing over 100 gold grains (with a maximum of 691 gold grains), a large proportion of which are of delicate shape, indicating a proximal source. This gold till anomaly is the most important one discovered yet by Virginia in the James Bay region. Follow-up work consisting of prospecting and stripping carried out on this anomaly has defined, in up-ice direction, a sector that probably constitutes the source of the anomaly. This swampy area with scarce outcrops is host to units of feldspar porphyries (FP) and quartz feldspar porphyries (QFP) that are also found in scattered blocks nearby the gold till samples. These lithologies are also main hosts to the gold mineralization of the David showing. These porphyric units are traced sporadically over 700 metres in a thickness of 150 metres. They display a carbonate alteration (low to high) containing up to 5% disseminated pyrite. The first assay results from these porphyric units reached 0.35 g/t Au over 15 metres thus confirming their gold-bearing character. A stream and a peatland prevent the evaluation of the central portion of the unit, where a strong IP anomaly remains unexplained. Prospecting of the David grid has also exposed other gold showings (<2 g/t Au) within other lithologies (basalts-sediments). Additional stripping and IP-Mag geophysical surveys are foreseen in the fall of 2010 on the promising sector of the David grid. Work could be extended to other areas of interest.

LAC PAU

The Company carried out, in the summer of 2010, surface exploration on the Lac Pau property that it owns 100% in the north part of the Caniapiscau reservoir, James Bay region.

Work included geological mapping of the grid cut in the winter of 2010, mechanical stripping of geophysical anomalies and mineralized showings, and prospecting over the entire property. This led to an interesting discovery in the northeast portion of the grid. This new mineralized zone, called the Hope showing, is located 3 kilometres northeast of hole PAU-10-028, which had crosscut 0.52 g/t Au over 45.8 metres in the winter of 2010. These two showings are associated with the same IP anomaly and are part of a gold corridor of more than 6 kilometres long that also includes the Jedi showing (up to 2.4 g/t Au / 6m) and the Beausac-2 showing (up to 5.22 g/t Au / 7m in channels). The mineralization of the Hope showing is very similar to that of other showings already known and consists of sulphides (10-

15% pyrrhotite and 2-4% pyrite) concentrated in small clusters and in decimetric bands within sheared and altered tonalite. Channel sampling in the main trench of the Hope showing yielded 2.27 g/t Au / 10m including an interval of 3.91 g/t Au / 5m. Many other small trenches were also manually excavated within a perimeter of about 50 metres around the main trench. These small manual trenches done on BeepMat anomalies exposed mineralized zones similar to those of the Hope showing and have returned gold channel values generally varying between 1.06 g/t Au / 1m and 2.37 g/t Au / 1m but that could at time reach up to 37.4 g/t Au / 1m.

Work carried out elsewhere on the property led to the discovery of some new gold showings grading between 1.13 g/t and 3.65 g/t Au in grab samples collected to characterize these showings. Numerous IP anomalies were explained by the presence of barren sulphides.

In light of these results, a new phase of mechanical stripping is foreseen in the fall of 2010 in the area of the Hope showing to evaluate the extensions of the mineralization outside the main trench and to better understand its geometry. Mechanical stripping will also be conducted on some of these new showings discovered this summer.

PROJET NICHICUN

Virginia also outlined by prospecting and manual stripping two interesting areas on its Nichicun property that it owns 100%. The property is located about 50 kilometres south of the Trans-Taïga road in the James Bay region. In the area of the Portageur showing, several gold values were obtained within zones mineralized with disseminated arsenopyrite (<10%) associated with a sedimentary unit highly altered with quartz-biotite-tourmaline-actinolie. For now these mineralized zones are traced laterally over more than 450m and remain entirely open laterally. Grab samples (about 10) collected to characterize the mineralization returned values varying between 1.2 g/t Au and 8.88 g/t Au. Some manual trenches were excavated and channel sampling generated the following results: 1.02 g/t Au / 5.7m; 1.19 g/t Au / 4m; 1.17 g/t Au / 6m; and 1.3 g/t Au / 1m. The mineralized zones of the Petit Pas area located 2 kilometres southwest of the Portageur sector correspond to metasomatic metric bands with a high percentage of garnets and weakly mineralized with pyrrhotite, pyrite and arsenopyrite in mafic volcanics. Visible gold was also observed locally. It is to be noted that values of 2.01 g/t Au, 2.8 g/t Au, 2.05 g/t Au, 3.21 g/t Au, 10.4 g/t Au, and 22.6 g/t Au had been obtained in 2009 in grab samples collected in a 100-metre radius around the initial showing. Manual trenches and channel sampling were done in 2010 to evaluate the potential of these mineralized zones. Work returned values of 2.85 g/t Au / 2m; 2.32 g/t Au / 3m; and 52.87 g/t Au / 2m.

A line cutting and IP-Mag survey program is foreseen in these two promising areas next winter and will be followed by mechanical stripping and geological mapping in the summer of 2011.

PROJET ANATACAU-WABAMISK

Surface work essentially aiming at prospecting, mechanical stripping, and geological mapping was carried out in the summer of 2010 over the entire Anatacau-Wabamisk property located in the area of the Opinaca reservoir, on the Quebec Middle-North territory. The Company owns a 100% participating interest in the Wabamisk portion while it has the option to acquire IAMGOLD Inc. 100% participating interest in the Anatacau portion in consideration of $3 million in exploration work to be carried out before December 31, 2012 and a $25,000 payment made upon signing the agreement.

The Isabelle showing has been extended 25 metres to the north by stripping. The mineralization consists of quartz veins and silicified zones of 1 to 2m in thickness. Visible gold was observed in two locations. Three new channels yielded 25.5 g/t Au / 1m; 2.88 g/t Au / 2m; and 9.12 g/t Au / 1m. These channels are located half way between holes WB-10-05 (NSV) and WB-10-07 (5.89 g/t Au / 2m) drilled in the winter of 2010. It is to note that the Isabelle showing had returned an intersection grading 46.5 g/t Au (uncut) / 4m in drilling in the winter of 2010. The zone remains wide open to the south and at depth.

The area of the Isabelle grid was also the object of tight prospecting, detailed geological mapping, and mechanical stripping. Work was helpful in better defining the geology and confirming that the gold potential in the Isabelle area remains significant. Isabelle-type sediments were mapped up to 4 kilometres south-south-west of the Isabelle showing. A new showing of 2.2 g/t Au (with 7.4 g/t Ag, 0.47% Cu, 0.3% Zn) in sediments to the south-south-west confirms the potential of the area and its lithology. Some mineralized showings were discovered by prospecting in other areas of this vast property. Additional prospecting is foreseen in the fall of 2010 in the most interesting areas identified by recent work.

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Work is carried out by the personnel of Virginia Mines and Services Techniques Geonordic, under the supervision of Geological Engineer, Paul Archer who is a Qualified Person (as defined by National Instrument 43-101) and has cumulated more than 25 years of experience in exploration.

Samples have been assayed at the Laboratoire Expert Inc. in Rouyn-Noranda for the Poste Lemoyne Extension and Anatacau-Wabamisk projects, and at ALS Chemex in Val-d’Or for the Lac Pau and Nichicun projects. Samples are assayed by fire-assay followed by atomic absorption according to industry standards. Repeats are carried out by fire-assay followed by gravimetry on each sample containing 500 ppb gold or more.

About Virginia

Virginia is among the most active mining exploration companies in Quebec with a working capital of $45 M as at May 31, 2010, and 30,197,942 shares issued and outstanding as at August 31, 2010. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Paul Archer, V-P Exploration or André Gaumond, President.

200-116 St-Pierre

www.virginia.qc.ca

Tel. 800-476-1853

Quebec, QC G1K 4A7

mines@virginia.qc.ca

Tel. 418-694-9832

Canada

Fax. 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

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